April 16, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aberdeen Funds
Securities Act File No. 333-165295
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aberdeen Funds (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Securities Act File No. 333-165295) (the “Amendment”) so that the Amendment is declared effective on Monday, April 19, 2010, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness.  Please call David Joire of Willkie Farr & Gallagher LLP at (202) 303-1262.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aberdeen Funds

By:	/s/ Jennifer Nichols

Jennifer Nichols
Vice President

Aberdeen Fund Distributors, LLC

By:	/s/ James McDermott

James McDermott
Chief Financial Officer